[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

December 10, 2010

Christian T. Sandoe

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc.
Pre-Effective Amendment No. 1 to the
Registration Statement on Form N-2
Securities Act File No. 333-169726
Investment Company Act File No. 811-22481

Dear Mr. Sandoe:

On behalf of Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Fund”), we are hereby filing Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed in order to respond to your comments of October 26, 2010 regarding the Fund’s Registration Statement on Form N-2 filed on October 1, 2010 and to make such other changes as the Fund deems appropriate. Below we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are presented in summary form below and each comment is followed by our response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Fund’s Registration Statement.

Prospectus — Cover Page

1. The first sentence of the third paragraph states that under normal market conditions, at least 80% of the Fund’s Managed Assets will be invested in Senior loans and investments with similar economic characteristics. Since the Fund has senior floating rate in its name, please revise this section to state that the Fund will invest 80% of its “assets” in senior “floating rate” securities. See Rule 35d-1 under the Investment Company Act of 1940.

Response: The requested change has been made to the appropriate sections of the registration statement.

Christian T. Sandoe

December 10, 2010

2. The fifth sentence of the third paragraph states that securities rated below investment grade are often referred to as “leveraged loans” or “high yield” securities. Please also disclose in this sentence that securities rated below investment grade are also frequently referred to as “junk bonds”. See Letter from Carolyn B. Lewis to Investment Company Institute (February 23, 1990).

Response: The requested change has been made to the appropriate sections of the registration statement.

Prospectus Summary — Investment Strategies (Page 1)

3. Please describe in this section the Fund’s strategy with respect to maturity as well as the Fund’s expected dollar-weighted average maturity.

Response: The Fund has added disclosure to the appropriate sections of the registration statement explaining that the Fund does not manage its portfolio in seeking to maintain a targeted dollar-weighted average maturity level. The Fund also has included disclosure regarding the expected average duration of the debt instruments held in its portfolio.

4. The last sentence of the first full paragraph on page 2 states that the Fund may also seek to gain exposure to Senior Loans by investing in swaps, including single name credit default swaps, single name loan credit default swaps and total return swaps, collateralized loan obligations (including synthetic collateralized loan obligations), reverse repurchase agreements and other similar transactions. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Derivatives Disclosure Letter”). See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund is aware of the Staff’s observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Fund believes that its current disclosure accurately reflects its current expected utilization of derivative instruments and that its disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Prospectus Summary — Distributions (Pages 19-20)

5. The fourth sentence of the third paragraph states that distributions may result in a return of capital to shareholders. Please explain in this section that a return of capital is effectively a return of an investor’s initial investment rather than a distribution made from the Fund’s earnings and profits.

Response: The requested change has been made to the appropriate sections of the registration statement.

Summary of Fund Expenses (Page 21)

6. The first and second captions to the table state “Sales Load Paid by You (as a percentage of common share offering price)” and “Offering Expenses Borne by Us (as a percentage of common share offering price).” Since all of the fees and expenses described in this section are borne directly or indirectly by stockholders, please delete the words “by You” from the first caption and “Borne by Us” from the second caption as these words are confusing in these captions.

Response: The requested change has been made to the referenced disclosure.

Christian T. Sandoe

December 10, 2010

The Fund’s Investments — Investment Strategies — Portfolio Composition - Loan Participations (Page 27)

7. This section describes the Fund’s investments in Senior Loans through loan participations. Please explain to us the extent to which the fund expects to invest in loan participations. In addition, please explain to us what types of entities (e.g., investment banks, insurance companies) the Fund expects to be the lenders (and thus the counterparties to the Fund) in the loan participation programs to be purchased by the Fund.

Response: The Fund currently does not expect to enter into loan participations as part of its primary investment strategy. Under normal market conditions, the Fund expects that loan participations will constitute less than 5% of its total assets. The Fund, however, has not established any limitation on its purchase of loan participations and reserves the right to enter into such transactions at any time, and in such amounts, that the Adviser believes to be in the best interests of the Fund.

If the Fund invests in loan participations, it is currently contemplated that the Fund would generally select counterparties that are financial institutions (generally commercial or investment banking institutions) believed to represent an acceptable credit risk based on the circumstances of the investment.

Management of the Fund — Board of Directors — Biographical Information (Page 52)

8. Please revise the last column header of the table to reflect that this column describes other directorships held by the directors during the past five years. See Item 18.6(b) of Form N-2.

Response: The requested change has been made to the referenced disclosure.

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Please do not hesitate to contact me at (212) 728-8970 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ P. Jay Spinola

P. Jay Spinola